SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

LG.Philips LCD Announces Joint Venture with Nippon Electric Glass

SEOUL, Korea (23 February, 2005) – LG.Philips LCD Co., Ltd. (NYSE: LPL, KSE: 034220), one of the world’s leading TFT-LCD manufacturers, announced today that it has established a strategic joint venture with Nippon Electric Glass (NEG), a top-tier LCD glass company, to build a glass polishing and processing facility in the Paju Display cluster outside of Seoul, Korea. The Paju Display cluster will be home to LG.Philips LCD’s recently announced “P7” fab. The new joint venture company, to be named Paju Electric Glass Co., Ltd will be funded with an initial capital investment of KRW 36 billion. LG.Philips LCD will own a 40% equity position in the new company.

According to LG.Philips LCD, the establishment of Paju Electric Glass is a clear demonstration of the Company’s commitment to create a strong, localized supply base and increase production efficiency and competitiveness. With the support of various suppliers and customers, the Paju Display cluster is on track to address the rapidly emerging LCD TV segment, as well as the growing large and wide monitor segment.

LG.Philips LCD and NEG formally announced their agreement to set up the joint venture during a signing ceremony on 23 February at LG.Philips LCD’s Paju plant construction site, which was attended by LG.Philips LCD Vice Chairman and CEO Bon Joon Koo and President and CFO Ron Wirahadiraksa, and NEG Vice Chairman Tetsuji Mori and President Yuzo Izutsu.

The newly established Paju Electric Glass should begin construction of a back-end glass processing plant in 2Q ‘05. The joint venture will source glass substrates from NEG’s plant in Japan and the resulting output will be used for mother glass substrate demand at LG.Philips LCD’s Paju TFT LCD manufacturing facilities, including LPL’s Gen 7 TFT LCD factory, P7.

With the launch of P7, LG.Philips LCD seventh generation TFT-LCD fabrication facility, the Paju Display Cluster is expected to grow into the world’s premier display cluster.

The establishment of a cutting-edge industry complex and attraction of foreign investment serves as a successful example of the collective efforts and resulting benefits from various Korean local and central government bodies as well as many private companies’ investments.

Reference:

1.	NEG (Nippon Electric Glass)

Established in 1949, NEG is currently a top tier TFT-LCD glass manufacturing company. NEG supplies glass substrates that companies use at their fifth and sixth generation TFT-LCD fabrication plants worldwide.

2.	TFT-LCD Back-End Process

The glass substrates that are manufactured during the front-end process are cut and rinsed during the back-end process, and are then ready to be used as mother glass substrates at LCD production lines.

About LG.Philips LCD

LG.Philips LCD (NYSE: LPL, KSE: 034220) is a leading manufacturer and supplier of thin film transistor liquid crystal display (TFT-LCD) panels. The Company manufactures TFT-LCD panels in a wide range of sizes and specifications primarily for use in notebook computers, desktop monitors and televisions. Headquartered in Seoul, South Korea, LG.Philips LCD currently operates six fabrication facilities in Korea and has approximately 13,000 employees in locations around the world.

For more information about the Company, please visit http://www.lgphilips-lcd.com.

LG.Philips LCD makes “Technology you can see!”

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contacts:

Jay Hong (Korea)	Monica Huang (USA)

LG.Philips LCD	Sloane & Company

Tel: +822-3777-1010	Tel: +1-212-446-1874

Email: jay.hong@lgphilips-lcd.com	Email: Mhuang@sloanepr.com

Media Contacts:

Sue Kim (Korea)	Elliot Sloane (USA)

Edelman	Sloane & Company

Tel: + 822-2022-8239	Tel: +1-212-446-1860

Email: Sue.kim@edelman.com	Email: ESloane@sloanepr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: February 23, 2005	By:	/s/ Ron H. Wirahadiraksa
(Signature)
	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director /
President & Chief Financial Officer